                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2 )*

                      Government Technology Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.005 per share
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                         (Title of Class of Securities)

                                    383750106
          ------------------------------------------------------------
                                 (CUSIP Number)

                                Edward H. Bersoff
          Chairman of the Board, President and Chief Executive Officer
                                    BTG, Inc.
                             3877 Fairfax Ridge Road
                          Fairfax, Virginia 22030-7448
                                 (703) 383-8000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 10, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                            -------------------------------
CUSIP No. 383750106                                         Page 2 of    7     Pages
          ---------                                                   --------
-------------------------------                            -------------------------------
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BTG, Inc.
        IRS #54-1194161

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [ ]
                                                                                (b) [ ]


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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
              OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                          [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Virginia

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                                  7       SOLE VOTING POWER
                                                1,300,000
        NUMBER OF
                                ----------------------------------------------------------
         SHARES                   8       SHARED VOTING POWER
      BENEFICIALLY                              0
        OWNED BY
                                ----------------------------------------------------------
          EACH                    9       SOLE DISPOSITIVE POWER
        REPORTING                               1,300,000
         PERSON
                                ----------------------------------------------------------
          WITH                    10      SHARED DISPOSITIVE POWER
                                                0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,300,000

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.3%

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14      TYPE OF REPORTING PERSON*
              CO

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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 3 of   7   pages
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              This Amendment No. 2 amends Amendment No. 1 of August 7, 1998, which in turn amended the statement on Schedule 13D filed on May 22, 1998 (collectively referred to as the "Schedule 13D") by the undersigned with respect to the common stock par value $0.005 per share (the "Common Stock") issued by Government Technology Services, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

              Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

                    *                   *                   *

The following Items, or paragraphs of Items, are hereby amended and restated as follows:

ITEM 1.       SECURITY AND ISSUER

              This statement on Schedule 13D (this "Statement") relates to shares of common stock (the "Common Stock"), par value $0.005 per share, of Government Technology Services, Inc., a Delaware corporation (the "Issuer"), and is being filed by BTG, Inc., a Virginia corporation ("BTG"). The principal executive offices of the Issuer are located at 3901 Stonecroft Blvd., Chantilly, VA 20151.

The following paragraph is hereby added at the end of Item 4:

ITEM 4.       PURPOSE OF TRANSACTION

              Pursuant to an Agreement dated February 10, 1999 by and among the Issuer, BTG, and certain subsidiaries of BTG (the "1999 Agreement"), Edward H. Bersoff, Chairman, President, and CEO of BTG, resigned from the Board of Directors of the Issuer, effective February 10, 1999.

The following paragraphs of Item 5 are hereby amended and restated as follows:

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) BTG beneficially owns 1,300,000 shares of Common Stock as of February 10, 1999, which shares represent approximately 13.3% of the outstanding shares of Common Stock as of February 10, 1999. The shares are subject to an option by the Issuer to purchase the shares, and are subject to the Standstill Agreement.

              (b) BTG has sole voting and investment power with respect to 1,300,000 shares of Common Stock.

              (c) Pursuant to a Stock Transfer Agreement dated February 10, 1999 by and among the Issuer, BTG, and certain subsidiaries of BTG (the "Stock Transfer Agreement"), BTG sold, or released from escrow and transferred, to the Issuer 600,000 shares of Common Stock (including all of the Escrow Shares), in exchange for certain consideration including a cash payment and the resolution of certain outstanding disputes. There have been no other transactions in the Common Stock by BTG or, to the best knowledge of BTG, by any of the Executive Officers and Directors, during the past sixty (60) days.

              (d) Pursuant to the 1999 Agreement, the Escrow Agreement has been terminated.

              (e) Pursuant to the Stock Transfer Agreement, the Issuer was granted an exclusive option, exercisable at any time until February 10, 2004, to purchase any or all of the 1,300,000 shares of Common Stock owned by BTG, at a price of $5.25 per share.

                                                           Page 4 of   7   pages
                                                                     -----

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Pursuant to the 1999 Agreement, BTG and the Issuer terminated the Escrow Agreement and transfered the funds accumulated in escrow, along with the Escrow Shares, to the Issuer. In addition, BTG and the Issuer resolved, and released one another from, various claims arising under the Asset Purchase Agreement, and other related agreements, of February 12, 1998, with a net cash compensation being paid by the Issuer to BTG. Also under the 1999 Agreement, Edward H. Bersoff resigned from the Issuer's Board of Directors, effective February 10, 1999.

              Pursuant to the Stock Transfer Agreement, BTG transferred 200,000 of its 1,900,000 shares of Common Stock to the Issuer, at no cost, and sold an additional 400,000 shares of Common Stock to the Issuer in return for an Installment Note in the principal amount of $2,000,000. The Note is payable to BTG in three annual installments, the last of which is due on January 31, 2002, with interest at the rate of 8% per annum. In addition, BTG granted the Issuer an exclusive option, exercisable at any time until February 10, 2004, to purchase any or all of BTG's remaining 1,300,000 shares of Common Stock, at a price of $5.25 per share, and BTG agreed that if it sells any of its 1,300,000 shares of Common Stock, as permitted under the Standstill Agreement, it will pay the Issuer $0.50 per share sold. The Standstill Agreement was amended to require the prior written consent of the Issuer and a majority of its Board of Directors for certain transfers described therein;

ITEM 7.       MATERIAL TO BE FILED AS AN EXHIBIT

              Exhibit 1      Stock Transfer Agreement


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                                                           Page 5 of   7   pages
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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1999

                                  BTG, Inc.

                                  By:   /s/ Todd A. Stottlemyer
                                     -------------------------------------------
                                        Todd A. Stottlemyer
                                        Chief Financial & Administrative Officer

                                                           Page 6 of   7   pages
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                                   SCHEDULE I

              Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of BTG, Inc. Except as set forth below, the business address of each of these persons is c/o BTG, Inc., 3877 Fairfax Ridge Road, Fairfax, Virginia, 22030-7448. Each such person is a citizen of the United States.

                  Directors and Executive Officers of BTG, Inc.

 Name and Position           Present Principal              Number of Shares          Percentage
    at BTG, Inc.                Occupation                 Owned and Aggregate         Interest
    ------------                ----------                   Purchase Price            --------
                                                             --------------
Dr. Edward H. Bersoff      Chairman of the Board,                  0                      N/A
                           President and Chief
                           Executive Officer

Donald M. Wallach          President of Wallach                    0                      N/A
Director                   Associates, Inc.
                           6101 Executive Boulevard,
                           Suite 380
                           Rockville, MD 20852
                           (301) 231-9000

Dr. Ruth M. Davis          President and CEO of the                0                      N/A
Director                   Pymatuning Group, Inc.
                           4900 Seminary Road,
                           Suite 570
                           Alexandria, VA 22311
                           (703) 671-3500


Earle C. Williams          715 Potomac Knolls Drive                0                      N/A
Director                   McLean, VA 22102

Dr. Alan G. Merten         President of George Mason               0                      N/A
Director                   University
                           Mason Hall, Suite D103
                           4400 University Drive
                           Fairfax, VA 22030
                           (703) 993-8700

Raymond T. Tate            President of Raymond Tate               0                      N/A
Director                   Associates, Inc.
                           17929 Pond Road
                           Ashton, MD 20861
                           (301) 774-7131

                                                           Page 7 of   7   pages
                                                                     -----

 Name and Position           Present Principal              Number of Shares          Percentage
    at BTG, Inc.                Occupation                 Owned and Aggregate         Interest
    ------------                ----------                   Purchase Price            --------
                                                             --------------
Ronald L. Turner           President and COO of                    0                      N/A
Director                   Ceridian Corporation
                           8100 34th Avenue, South
                           Minneapolis, MN  55425
                           (612) 853-6800

Marilynn D. Bersoff        Senior Vice President, and              0                      N/A
                           Secretary

Jack Littley, III          Senior Vice President,                  0                      N/A
                           Chief Information Officer

Randall C. Fuerst          Senior Vice President,                  0                      N/A
                           General Manager of the
                           Engineering Solutions Unit

Linda Hill                 Senior Vice President,                  0                      N/A
                           General Manager of the
                           INS Unit

Todd A. Stottlemyer        Senior Vice President, Chief            0                      N/A
                           Financial & Admin. Officer